Sichenzia Ross Friedman Ference LLP

61 Broadway

New York, NY 10006

August 4, 2010

VIA EDGAR

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attn:  Sasha S. Parikh

Re:	Synergy Pharmaceuticals, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2009

Dear Ms. Parikh:

The Company is in receipt of your comment letter dated July 30, 2010.  The Company would like to respectfully request an extension to respond to the comment letter to August 31, 2010 since a number of the employees at the Company who we need input from with respect to our responses are on vacation.

Respectfully yours,

/s/ Jeffrey J. Fessler